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                             August 3, 2023

       George R. Bracken
       Executive Vice President     Finance
       National Beverage Corp.
       8100 SW Tenth Street, Suite 4000
       Fort Lauderdale, FL 33324

                                                        Re: National Beverage
Corp.
                                                            Form 10-K for the
Fiscal Year Ended April 29, 2023
                                                            Filed June 28, 2023
                                                            File No. 001-14170

       Dear George R. Bracken:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended April 29, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       12

   1. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:
                                                            decreased demand
for goods or services that produce significant greenhouse gas emissions or are
related to carbon-based energy sources;
                                                            increased demand
for goods that result in lower emissions than competing products;
                                                            increased
competition to develop innovative new products that result in lower emissions;
                                                            increased demand
for generation and transmission of energy from alternative energy sources; and
                                                            any anticipated
reputational risks resulting from operations or products that produce material greenhouse
gas emissions.
 George R. Bracken
National Beverage Corp.
August 3, 2023
Page 2
2. If material, discuss the physical effects of climate change on your operations and results.
         This disclosure may include the following:
             severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
             decreased agricultural production capacity in areas affected by drought or other weather-related changes; and
             any weather-related impacts on the cost or availability of insurance.
         Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.
3. If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



FirstName LastNameGeorge R. Bracken                            Sincerely,
Comapany NameNational Beverage Corp.
                                                               Division of
Corporation Finance
August 3, 2023 Page 2                                          Office of Energy
& Transportation
FirstName LastName